Mail Stop 3561

January 23, 2008

Mr. John Wang, Chief Executive Officer
Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

     Re:    **Hambrecht Asia Acquisition Corp.**
               **Amendment No. 2 to Registration Statement on Form F-1**
               **Filed December 24, 2007**
               **File No. 333-146147**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     We note your revision in response to comment one of our previous letter.  On page 65 you state that contractual arrangements would result in you assuming "all" the benefits and risks of the target business.  Later on that same page you state that contractual arrangements would be designed to provide you with a "substantial portion" of economic benefits and risks of the target company.  Please reconcile or revise these statements.

Hambrecht Asia Accounting Comments

Financial Statements, page F-1

Note 3 – Proposed Offering, page F-9

2.     We note your responses to prior comments 12 and 13 of our letter dated December 11, 2007.  Please revise your disclosure in Note 3 to eliminate the last sentence of the fourth paragraph on page F-10, since this disclosure appears to be inconsistent with your response.  In addition, please revise your disclosures regarding the valuation of the UPO on page 59 to be consistent with your supplemental response and revised disclosures in Note 3.

* * * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237.  Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,


John Reynolds
Assistant Director


cc:     Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990